1095 Avenue of the Americas

New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

www.dechert.com

JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com

+1 212 641 5669 Direct

+1 212 698 3599 Fax

May 21, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran Brown, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Mr. Brown:

Thank you for your telephonic comments regarding the registration statements on Form N-1A for the Trust with respect to db X-trackers MSCI Emerging Markets Hedged Equity Fund (“MSCI Emerging Markets Fund”), db X-trackers MSCI EAFE Hedged Equity Fund (“MSCI EAFE Fund”), db X-trackers MSCI Brazil Hedged Equity Fund (“MSCI Brazil Fund”), db X-trackers MSCI Canada Hedged Equity Fund (“MSCI Canada Fund”), db X-trackers MSCI Japan Hedged Equity Fund (“MSCI Japan Fund”) and db X-trackers Regulated Utilities Fund (“Utilities Fund” and, collectively the “Funds” and individually a “Fund”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	Please make changes to this filing in response to the comments provided to the Trust’s filing of December 19, 2012, as applicable.

	Response 1.	The disclosure has been revised as applicable.

Comment 2.	Please conform the formatting of the Risk/Return Summary: Fee Table “Annual Fund Operating Expenses” to the tabular format contemplated by Item 3 of the Form N-1A.

	Response 2.	The disclosure has been revised accordingly.

Comment 3.	In the Example following the fee table, please confirm that the fee waiver is only being applied for one year.

	Response 3.	We do so confirm.

Comment 4.	Please revise footnote 2 under the “Annual Fund Operating Expenses” table by adding further explicit disclosure that the practical effect of the Expense Cap is that the Adviser will reimburse the Fund for the Independent Trustee Fees. Please confirm there is no intention to terminate the Expense Cap in the next year.

	Response 4.	The disclosure has been revised accordingly. We do so confirm.

Comment 5.	Please update the August 31, 2012 underlying index information in the “Principal Investment Strategies” sections.

	Response 5.	The disclosure has been revised accordingly.

Comment 6.	Please confirm that the Funds’ policy to invest at least 80% of their total assets in component securities that comprise their underlying indexes complies with the terms and conditions of the exemptive relief granted by the SEC to the Trust. Please also acknowledge that you understand that it is the SEC’s position regarding Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 35d-1 thereunder, that index funds generally are expected to invest more than 80% of their assets in investments in the applicable index connoted by a Fund’s name.

	Response 6.	We hereby confirm that the Trust’s exemptive relief expressly states that an index ETF will invest at least 80% of its total assets in component securities that comprise its underlying index. In addition, to comply with Rule 35d-1 under the 1940 Act, the Funds, except for the Utilities Fund, also have a policy to invest, under normal conditions, at least 80% of their net assets in investments connoted by the Funds’ names. We hereby acknowledge that we understand the SEC’s position that index funds generally are expected to invest more than 80% of their assets in investments in the applicable index connoted by the Fund’s name.

Comment 7.	Please add disclosure regarding emerging markets being more risky than developed and non-U.S. markets in the “Non-U.S. and Emerging Market Securities Risk” sections.

	Response 7.	The disclosure has been revised accordingly.

Comment 8.	Please add risk disclosure relating to investments in small and mid-cap companies.

	Response 8.	The disclosure has been revised accordingly.

Comment 9.	To the extent investments in the financial services sector (or another sector) are a principal risk factor for any of the Funds, please disclose in the “Principal Investment Strategies” section for any such Fund that such Fund’s underlying index has substantial allocation for such sector.

	Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please clarify that ordinary investors cannot redeem directly from the Fund in the “Cash Redemption Risk” sections.

	Response 10.	The disclosure has been revised accordingly.

Comment 11.	Please add the following disclosure “of the average value of its portfolio” to the last sentence in the “Portfolio Turnover” section on page 17.

	Response 11.	The disclosure has been revised accordingly.

Comment 12.	Please delete footnote 1 under the “Annual Fund Operating Expenses” table on page 26 and replace it with a footnote that indicated that other expenses are estimated.

	Response 12.	The disclosure has been revised accordingly.

Comment 13.	Please elaborate whether the Underlying Index for the Utilities Fund is U.S., foreign, emerging markets, or small market capitalization based in the “Principal Investment Strategies” section on page 27.

	Response 13.	The disclosure has been revised accordingly.

Comment 14.	Please clarify the meaning of the statement that the Underlying Index for the Utilities Fund is a “total return index”.

	Response 14.	The disclosure has been revised accordingly.

Comment 15.	Please add disclosure regarding the universe of companies eligible for the Underlying Index for the Utilities Fund, currently in Item 9 of the prospectus disclosure, to the “Principal Investment Strategies” section of the Summary.

	Response 15.	The disclosure has been revised accordingly.

Comment 16.	The sentence disclosing “In case the rank assigned to a company which is currently an index component on a Selection Day is not sufficient to be selected as an index component, it shall only be removed from the Underlying Index if its rank exceeds the maximum number of index components by more than ten ranks” on page 32 is hard to understand. Please consider revising the sentence.

	Response 16.	The disclosure has been revised accordingly.

Comment 17.	Please disclose when TDAM USA Inc. and RREEF America L.L.C. were established and whether they are registered with the Commission as investment advisers under Section 203 of the Investment Advisers Act of 1940.

	Response 17.	The disclosure has been revised accordingly.

Comment 18.	Please revise the “Portfolio Managers” section on page 39 to describe each portfolio manager’s role on the applicable committee or team and clarify what their roles have been in the past five years.

	Response 18.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 19.	Please revise in the “Restrictions on the Use of Futures Contracts and Options on Futures Contracts” to state that it is the Adviser that is not deemed to be a “commodity pool operator”. Please also provide the appropriate disclosure that the Adviser will not register as a “commodity pool operator”.

	Response 19.	The disclosure has been revised accordingly.

Comment 20.	Please include disclosure to the effect that municipal securities with payments of principal or interest backed by the revenue of a specific project are considered to be issued by a specific industry for purposes of the “Investment Limitations” section part (1).

	Response 20.	The disclosure has been revised accordingly.

Comment 21.	Please include a brief summary of the applicable 1940 Act requirements following the “Investment Limitations” section parts (3) and (4).

	Response 21.	The disclosure has been revised accordingly.

Comment 22.	Please add the disclosure that the Funds will invest at least 80% of their total assets in instruments that comprise their respective Underlying Indexes to the last paragraph in the “Investment Limitations” section.

	Response 22.	The disclosure has been revised accordingly.

Comment 23.	Please confirm whether the Funds will utilize any “controlled foreign corporations.” If so, please add the appropriate disclosure to page 37.

	Response 23.	The Funds will not utilize any such entities.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz